UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GULFSLOPE ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 par value (the “Common Stock”)
(Title of Class of Securities)

40273W105
(CUSIP Number)

Leora Pratt Levin Delek Group Ltd. 19 Abba Eban Blvd. P.O.B. 2054 Herzliya 4612001, Israel Tel: (+972 9) 8638492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SHARON ITSHAK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Consists of 238,095,238 shares of common stock, $0.001 par value (the “Common Stock”), of GulfSlope Energy, Inc. (the “Issuer”) held of record by Delek GOM Investments, LLC (“Delek GOM Investments”). See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 (as defined below) by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 (as defined below) by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DKL INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GOM HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 238,095,238 shares of Common Stock held of record by Delek GOM Investments. See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by Delek GOM Investments on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by Delek GOM Investments on March 6, 2019.

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DELEK GOM INVESTMENTS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
238,095,238*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
238,095,238*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
238,095,238*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 238,095,238 shares of Common Stock held of record by the reporting person. See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

**
This percentage is calculated based on (i) information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2019, according to which there were 851,338,272 shares of Common Stock outstanding as of February 13, 2019, (ii) 138,095,238 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 1 by the reporting person on March 5, 2019 and (iii) 100,000,000 shares of Common Stock beneficially owned by the reporting person pursuant to the exercise of the Warrant No. 2 by the reporting person on March 6, 2019.

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed by the Reporting Persons on March 7, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) is being filed to amend and supplement Item 4, Item 6 and Item 7 of the Original Schedule 13D and to include the signature pages of certain of the Reporting Persons that were inadvertently omitted from the Original Schedule 13D due to administrative error.  The Reporting Persons signatories hereto represent that the Original Schedule 13D is accurate and represents their ownership in shares of the Issuer’s Common Stock as of the date of the Original Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.      Purpose of Transaction

The second sentence of the third paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

On March 11, 2019, Delek GOM Investments notified the Issuer that it is exercising its right under the Participation Agreement (as defined in the Original Schedule 13D) to enter into a stock purchase agreement for the purchase of up to 5% of the Issuer’s Common Stock for each phase (capped at 20% in the aggregate), upon the fulfillment of milestones and obligations for each phase.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The information in Item 3 regarding the terms of the Term Loan Agreement and the Warrants is incorporated by reference herein to the extent applicable.

Participation Agreement

On January 1, 2018, the Issuer entered into a participation agreement (the “Participation Agreement”) with Delek GOM Investments, a subsidiary of Delek Group, and Texas South Energy, Inc. (“Texas South”) governing the parties’ participation in the drilling of a multi-phase exploration program targeting the Issuer’s prospects located on the Issuer’s existing leases. Pursuant to the Participation Agreement, Delek Group will have the right to enter into a stock purchase agreement to purchase up to 5% of the Issuer’s Common Stock for each phase (capped at 20% in the aggregate), upon the fulfillment of milestones and obligations for each phase, at a price per share equal to a 10% discount to the 30-day weighted average closing price for the Common Stock preceding the purchase.  This right to enter into a stock purchase agreement to purchase shares of the Issuer’s Common Stock will expire on January 1, 2020.  On March 11, 2019, Delek GOM Investments notified the Issuer that it is exercising such right under the Participation Agreement to enter into a stock purchase agreement.

Term Loan Agreement

On March 1, 2019, the Issuer entered into the Term Loan Agreement by and between the Issuer, as borrower, and Delek GOM Investments, as lender.  In the Term Loan Agreement, Delek GOM Investments agreed to provide the Issuer with multiple draw term loans in an aggregate stated principal amount of up to $11.0 million (the “Term Loan Facility” and the loans thereunder, the “Loans”).  As of March 7, 2019, the Issuer had borrowed a total of $10.0 million under the Term Loan Facility. The maturity date of the Term Loan Facility is six months following the closing date of the Term Loan Agreement.  Until such maturity date, the Loans under the Term Loan Agreement shall bear interest at a rate per annum equal to 5.0%, payable in arrears on the maturity date.  If an event of default occurs, all Loans under the Term Loan Agreement shall bear interest at a rate equal to 7.0%, payable on demand.  The Term Loan Agreement contains certain customary representations and warranties, certain affirmative and negative covenants and certain events of default.  Amounts outstanding under the Term Loan Agreement are secured by a security interest in substantially all of the properties and assets of the Issuer.

In connection with the exercise of the Warrants, Delek GOM Investments extinguished the Issuer’s outstanding obligations under the Term Loan Agreement as of March 6, 2019.  If the Issuer requests additional Loans up to $1.0 million under the Term Loan Agreement, the Issuer will be obligated to issue a new warrant to purchase the number of shares of Common Stock equal to the quotient of the total Loans divided by $0.042, with an exercise price of $0.042 per share.

Registration Rights Agreement

On March 25, 2019, the Issuer and Delek GOM Investments entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to file a registration statement upon demand relating to the registered resale from time to time of (i) shares of Common Stock issued or issuable upon the exercise of the Warrants and (ii) certain other shares of Common Stock owned or acquired by Delek GOM Investments or its affiliates.  The Registration Rights Agreement also provides piggyback registration rights.

The foregoing descriptions of the Participation Agreement, Term Loan Agreement, the Warrants and Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 7.1, 7.2, 7.3 and 7.4 hereto, respectively, and incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Exhibit 7.1
Participation Agreement, dated January 1, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.4	Registration Rights Agreement, dated March 25, 2019, between the Issuer and Delek GOM Investments, LLC.

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons (filed with Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March  27, 2019

ITSHAK SHARON (TSHUVA)

/s/ Itshak Sharon (Tshuva)
By: Itshak Sharon (Tshuva)

DELEK GROUP LTD.

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

DKL INVESTMENTS LIMITED

/s/ Stephanie Marriott
By: Stephanie Marriott
Its: Authorized Person

DELEK GOM HOLDINGS, LLC

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

DELEK GOM INVESTMENTS, LLC

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

EXHIBIT INDEX

Exhibit 7.1
Participation Agreement, dated January 1, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.4	Registration Rights Agreement, dated March 25, 2019, between the Issuer and Delek GOM Investments, LLC.

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons (filed with Original Schedule 13D).